Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-6 under the Securities Exchange Act of 1934.

Subject Company: Morgan Stanley Mortgage Securities Trust

SEC File No. 811-04917 and 033-10363

Mutual Fund Proxy Fact Sheet For: Morgan Stanley Mortgage Securities Trust

Special Meeting Important Dates		Special Meeting Location
Record Date	APRIL 10, 2025	1585 BROADWAY 27TH FLOOR, ROOM J NEW YORK, NEW YORK 10036
Mail Date	APRIL 22, 2025
Meeting Date	JUNE 5, 2025 @ 9:00 AM (EASTERN TIME)
Additional Information		Contact Information
Symbols	SEE PAGE 8	Inbound Lines	EQ Fund Solutions	Morgan Stanley
			1-888-540-8736	1-800-869-6397
CUSIPs	SEE PAGE 8	Website	https://www.morganstanley.com/

What are Shareholders being asked to vote on?

1.	To approve an Agreement and Plan of Reorganization providing for the reorganization of the Morgan Stanley Mortgage Securities Trust into the Eaton Vance Mortgage Opportunities ETF, a series of Morgan Stanley ETF Trust;

BOARD OF TRUSTEES RECOMMENDATION – “FOR”

SECTIONS
Page number
I.	FUNDAMENTAL INFORMATION	2 - 4
II.	COMPARISON INFORMATION	5 - 7
III.	ADDITIONAL INFORMATION	7
IV.	MISCELLANEOUS	7 - 9

For Internal Distribution Only	Page 1

I.             FUNDAMENTAL INFORMATION

PROPOSAL 1: To approve an Agreement and Plan of Reorganization providing for the reorganization of the Morgan Stanley Mortgage Securities Trust into the Eaton Vance Mortgage Opportunities ETF, a series of Morgan Stanley ETF Trust (the “Reorganization”);

What are shareholders being asked to approve?

Shareholders of Morgan Stanley Mortgage Securities Trust (the “Acquired Fund”) are being asked to vote on a proposal to reorganize the Fund into a newly-created exchange-traded fund (“ETF”), the Eaton Vance Mortgage Opportunities ETF (the “Acquiring Fund”), pursuant to an Agreement and Plan of Reorganization. The Fund currently operates as an open-end mutual fund.

What is an ETF?

An ETF is a pooled investment vehicle with shares that can be bought or sold throughout the day on stock exchanges at market prices. ETFs do not sell shares directly to or redeem shares directly from investors. Rather, only financial institutions known as authorized participants are permitted to purchase and redeem shares directly from the ETF.

see also comparison information section on pages 5-7 of fact sheet

How will the Reorganization affect a shareholder’s investment account?

If the Reorganization is consummated, you will cease to be a shareholder of the Fund.

In order to receive shares of the Acquiring Fund as part of the Reorganization, you must hold your shares of the Fund through a brokerage account that can accept shares of an ETF on the closing date of the Reorganization (the “Closing Date”). The Closing Date is after the close of trading on or about August 1, 2025.

If you hold your shares of the Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the Acquiring Fund.

What will happen if a shareholder does not have a brokerage account that can accept shares of the Acquiring Fund at the time of the Reorganization?

If you do not have a brokerage account that can accept shares of the Acquiring Fund at the time of the Reorganization, you will not receive shares of the Acquiring Fund in connection with the Reorganization.

Instead, depending on the type of account through which you hold your shares of the Fund, you will either receive cash or R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate net asset value (“NAV”) of your shares of the Fund on the Closing Date of the Reorganization.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment may be subject to tax.

For Internal Distribution Only	Page 2

see also additional information section on page 7 of fact sheet

How will the Reorganization affect the value of a shareholder’s investment account?

Upon completion of the Reorganization, you will (subject to certain exceptions) receive shares of the Acquiring Fund and, in some cases, cash that, combined with the shares of the Acquiring Fund, has the same value as your shares of the Fund on the Closing Date of the Reorganization.

Shares of the Acquiring Fund will not be issued in fractional shares. As a result, cash will be paid to shareholders of the Fund in lieu of fractional shares of the Acquiring Fund, which cash payment may be taxable.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling shares of the Acquiring Fund in the secondary market that shareholders do not experience as shareholders of the Fund.

Why is the Reorganization being proposed?

Morgan Stanley Investment Management Inc. (“MSIM” or the “Adviser”) proposed that the Fund be reorganized into the Acquiring Fund because of certain anticipated benefits associated with the ETF structure, which the Adviser believes will better serve the interests of shareholders of the Fund. These shareholder benefits include anticipated lower gross and net expenses as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Is the Reorganization expected to affect the way the Fund’s investments are managed?

The Reorganization is not expected to affect the way the Fund’s investments are managed. The Fund and the Acquiring Fund have identical investment objectives and principal investment strategies.

Who will manage the Acquiring Fund?

MSIM is the investment adviser to each of the Fund and the Acquiring Fund.

The same individuals responsible for the day-to-day portfolio management of the Fund as of the date of the combined Proxy Statement and Prospectus will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager.

On March 14, 2025, a portfolio manager was added to the portfolio management team for the Fund. The Acquiring Fund is a newly-created series of Morgan Stanley ETF Trust and will not commence operations until the consummation of the Reorganization.

Where will the shares of the Acquiring Fund be traded?

Shares of the Acquiring Fund will be listed for trading on the New York Stock Exchange.

How do the Funds’ investment objectives, principal investment strategies, and fundamental investment policies compare?

The Fund and the Acquiring Fund have identical investment objectives and principal investment strategies. The Fund and the Acquiring Fund have adopted substantially similar fundamental investment policies, which may not be changed without prior shareholder approval. However, the investment objective for the Acquired Fund is “fundamental” (in other words, it may not be changed without shareholder approval) whereas the investment objective of the Acquiring Fund may be changed without shareholder approval (but no change is currently anticipated). For additional discussion comparing the investment policies of the Acquired Fund and Acquiring Fund, please see the Combined Proxy Statement and Prospectus.

For Internal Distribution Only	Page 3

Are the fees and expenses of the Acquiring Fund expected to be lower than the fees and expenses of the Fund?

Yes. The Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears substantially all operating expenses of the Fund, subject to certain exceptions.

Following the Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Fund, notwithstanding that, above certain asset levels, the contractual management fee rate for the Acquiring Fund is higher than that of the Fund. During the current fiscal year, the Fund’s assets have not exceeded any such asset level.

Will shareholders have to pay any sales charge, commission or other transactional fee in connection with the Reorganization?

No. Neither the Fund nor the Acquiring Fund will charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganization.

What are the U.S. federal income tax consequences to Fund shareholders as a direct result of the Reorganization?

The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes.

If approved, when will the Reorganization happen?

Subject to shareholder approval, the Reorganization is anticipated to occur after the close of trading on or about August 1, 2025.

The Closing Date is subject to change. The Fund will publicly disclose any changes to the Closing Date.

What will happen if the Reorganization is not approved?

If the Reorganization is not approved by shareholders of the Fund, the Fund will continue in existence and the Board of Trustees of the Fund will consider such other actions, if any, as it deems necessary or appropriate.

Who will pay the costs in connection with the Reorganization?

The Fund will pay the full costs associated with the Reorganization (including the legal costs associated with the Reorganization) and any transaction costs incurred by the Fund related to the disposition and acquisition of assets as part of the Reorganization.

No repositioning is anticipated in connection with the Reorganization, aside from that which occurs as part of the normal day-to-day management of the Funds’ portfolio and in connection with shareholder purchases and redemptions.

If the Reorganization is not consummated, the Adviser will pay for the full costs associated with the Reorganization.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSAL 1

For Internal Distribution Only	Page 4

II.            COMPARISON INFORMATION

What are some key differences between a mutual fund and an ETF?

ETFs are structurally different from mutual funds in several important aspects:

•	A mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Fund does not issue multiple classes of shares.

•	A mutual fund investor may purchase and redeem shares directly from the mutual fund (through a distributor or a financial intermediary). Most ETF investors will buy and sell shares in secondary market transactions through brokers.

•	A mutual fund will accept purchase and redemption orders from any shareholder, and only on days that the mutual fund is open for business, and those orders will be effected at that day’s NAV per share.

o	An ETF will issue or redeem shares at its NAV per share only in one or more groupings of a large specified number of shares called a “Creation Unit,” on days that the ETF is open for business.

o	Only an ETF’s “authorized participants” are permitted to engage in creation or redemption transactions directly with the ETF.

o	All other shareholders will buy and sell shares of the ETF on an exchange at market price which may be above (at a premium), at, or below (at a discount) NAV or the intraday value of the ETF’s holdings. An authorized participant is a member or participant of a clearing agency registered with the Securities and Exchange Commission (the “SEC”), which has a written agreement with the Acquiring Fund and or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units.

What are advantages to investing in an ETF?

As a result of the structural differences between mutual funds and ETFs, there are certain benefits associated with the ETF structure, including, but not limited to the following:

•	Additional Trading Flexibility. As a shareholder of the Fund, you can only purchase or redeem shares of the Fund at a price based on the Fund’s NAV that is next calculated after your order is received by the Fund. This NAV is calculated once per business day. As a shareholder of the Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell shares of the Acquiring Fund throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s NAV.

•	Increased Transparency. Currently, the Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Fund, will be found on the Acquiring Fund’s website at www.eatonvance.com.

For Internal Distribution Only	Page 5

•	Potential for Enhanced Tax Efficiency. Current shareholders of the Fund are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

There are, however, certain risks associated with the ETF structure as well, including, but not limited to the following:

•	Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Acquiring Fund. The Acquiring Fund has a limited number of intermediaries that act as authorized participants and none of these authorized participants is or will be obligated to engage in creation or redemption transactions. There can be no assurance that an active trading market for the Acquiring Fund’s shares will develop or be maintained. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to the Acquiring Fund, such as during periods of market stress, and no other authorized participant creates or redeems, shares may trade at a discount to NAV and possibly face trading halts and/or delisting. Authorized participant concentration risk may be heightened to the extent the Acquiring Fund invests in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

•	Cash Transactions Risk. Unlike certain ETFs, the Acquiring Fund may effect creations and redemptions in cash or partially in cash. Therefore, it may be required to sell portfolio securities and subsequently recognize gains on such sales that the Acquiring Fund might not have recognized if it were to distribute portfolio securities in-kind. As such, investments in Acquiring Fund’s shares may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.

•	Trading Risk. The market prices of Acquiring Fund’s shares are expected to fluctuate, in some cases materially, in response to changes in the Acquiring Fund’s NAV, the intra-day value of the Acquiring Fund’s holdings, and supply and demand for shares. The Adviser (as defined below) cannot predict whether shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Acquiring Fund’s holdings. You may pay significantly more or receive significantly less than the Acquiring Fund’s NAV per share during periods when there is a significant premium or discount. Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of shares. In addition, the market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security. The spread of the Acquiring Fund’s shares varies over time based on the Acquiring Fund’s trading volume and market liquidity and may increase if the Acquiring Fund’s trading volume, the spread of the Acquiring Fund’s underlying securities, or market liquidity decrease.

For Internal Distribution Only	Page 6

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund’s shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

III.            ADDITIONAL INFORMATION

INFORMATION ON NON-QUALIFYING ACCOUNTS

What will happen if shares of the Fund are held in a Non-Qualifying Account?

The following account types cannot hold shares of ETFs.

•	Non-Accommodating Brokerage Accounts: If you hold shares of the Fund in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated. You will receive cash, which will be equal in value to the aggregate NAV of your shares of the Fund calculated as of the Closing Date of the Reorganization.

•	Non-Accommodating Retirement Accounts: If you hold shares of the Fund through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Fund to a different investment option prior to the Reorganization.

•	Fund Direct Accounts: If you hold shares of the Fund in an account directly with the Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc. (a “fund direct account”), you should transfer your shares of the Fund to a brokerage account that can accept shares of the Acquiring Fund prior to the Reorganization.

If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated. You will receive cash, which will be equal in value to the aggregate NAV of your Fund Shares calculated as of the Closing Date of the Reorganization.

•	Fund Direct IRA: If you hold Fund Shares through a fund direct IRA and do not take action to transfer the investment in the Fund to a different investment option prior to the Reorganization, your Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Fund Shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the final date to exchange shares of the Fund. The final date to exchange Fund Shares is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about August 1, 2025).

It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that the Reorganization would have on you and your investments.

If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call Morgan Stanley at 1-800-869-6397 or contact your financial advisor or other financial intermediary.

For Internal Distribution Only	Page 7

IV.            MISCELLANEOUS

VOTING METHODS

PHONE:	To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.
MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.
TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.
INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At: vote.proxyonline.com/morganstanley/docs

EQ Fund Solutions, LLC is identified in the combined Proxy Statement and Prospectus as the proxy solicitor for the Fund.

FUND NAME	CLASS	SYMBOL	CUSIP
Morgan Stanley Mortgage Securities Trust	A	MTGAX	616962106
Morgan Stanley Mortgage Securities Trust	C	MSMTX	616962502
Morgan Stanley Mortgage Securities Trust	I	MTGDX	616962403
Morgan Stanley Mortgage Securities Trust	R6	MORGX	616962700
Morgan Stanley Mortgage Securities Trust	L	MTGCX	616962304

For Internal Distribution Only	Page 8

In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that has been filed with the SEC. Investors are urged to carefully read the materials and any other relevant documents because they contain important information about the Reorganization and the Acquiring Fund. Free copies of the materials are available on the SEC’s web site at www.sec.gov. You may also request a free copy of the effective materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of the Acquired Fund’s shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of the Acquiring Fund’s shares.

For Internal Distribution Only	Page 9